UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sharper Image Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

820013100

(CUSIP Number)

Marc J. Leder
Rodger R. Krouse
Sun Capital Securities, LLC
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY  10166
(212) 801-9200

May 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,959,000 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,959,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) PN

2 CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,959,000 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,959,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO

3 CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,959,000 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,959,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) PN

4 CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP. 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,959,000 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,959,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) PN

5 CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,959,000 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,959,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) PN

6 CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,054 (See Item 5)

	8.	Shared Voting Power 2,959,000 (See Item 5)

	9.	Sole Dispositive Power 5,054 (See Item 5)

	10.	Shared Dispositive Power 2,959,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,964,054 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) IN

7 CUSIP No. 820013100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- (See Item 5)

	8.	Shared Voting Power 2,959,000 (See Item 5)

	9.	Sole Dispositive Power -0- (See Item 5)

	10.	Shared Dispositive Power 2,959,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,959,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) IN

8

This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on May 22, 2006, as heretofore amended by Amendment No. 1 thereto (as heretofore and hereby amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Sharper Image Corporation, a Delaware corporation (the “Issuer”).

Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Pursuant to a purchase agreement dated May 16, 2007 (the “Purchase Agreement”), between SCSF Equities and Richard Thalheimer Revocable Trust Established 3/6/89 (the “Thalheimer Trust”), SCSF Equities purchased 1,490,000 shares of Common Stock on May 23, 2007 directly from the Thalheimer Trust, at a purchase price of $9.25 per share, in a private transaction that was unanimously approved by the disinterested members of the Issuer’s Board of Directors.

References to, and descriptions of, the Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Purchase Agreement, a copy of which is filed herewith as Exhibit C and incorporated in this Item 4 in its entirety.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:

(a) — (b)                                                On May 16, 2007, SCSF Equities entered into an agreement to purchase, and on May 23, 2007 SCSF Equities purchased, 1,490,000 shares of Common Stock directly from the Thalheimer Trust, at a purchase price of $9.25 per share, in a private transaction that was unanimously approved by the disinterested members of the Issuer’s Board of Directors.  As a result of this transaction, as of the date hereof, (i) each of the Reporting Persons, other than Mr. Leder, beneficially owns and has shared power to vote and shared power of disposition over 2,959,000 shares of Common Stock, representing approximately 19.8% of the Issuer’s outstanding Common Stock, and (ii) Mr. Leder beneficially owns 2,964,054 shares of Common Stock, representing approximately 19.8% of the Issuer’s outstanding Common Stock, of which he has shared power to vote and shared power of disposition over 2,959,000 shares of Common Stock and has sole power to vote and sole power of disposition over 5,054 shares of Common Stock.  Each of the Reporting Persons, other than Mr. Leder, hereby disclaims beneficial ownership over the 5,054 shares of Common Stock over which Mr. Leder has sole power to vote and sole power of disposition.

9

(c)                                                                                  Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to the Purchase Agreement, SCSF Equities purchased 1,490,000 shares of Common Stock directly from the Thalheimer Trust, at a purchase price of $9.25 per share, in a private transaction that was unanimously approved by the disinterested members of the Issuer’s Board of Directors. References to, and descriptions of, the Purchase Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Purchase Agreement, a copy of which is filed herewith as Exhibit C and incorporated in this Item 6 in its entirety.

Except as set forth above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                    Materials to be Filed as Exhibits.

Exhibit A

Joint Filing Agreement, dated February 1, 2007, by and among each of the Reporting Persons (incorporated herein by reference to Exhibit A to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on February 1, 2007).

Exhibit B

Limited Power of Attorney, dated June 29, 2006, by and among the Reporting Persons (incorporated herein by reference to Exhibit B to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on February 1, 2007).

Exhibit C	Purchase Agreement, dated May 16, 2007, by and between SCSF Equities and the Thalheimer Trust.

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

11

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 2 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated:	May 24, 2007	*By:	/s/ Michael H. Kalb Attorney in Fact
Michael H. Kalb

12

EXHIBIT C

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 16th day of May, 2007, by and among Richard Thalheimer Revocable Trust established 3/6/89  (the “Seller”), and SCSF Equities, LLC (the “Purchaser”).

WITNESSETH:

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Purchaser desires to purchase, and the Seller desires to transfer and sell, at the Closing, the number of shares of common stock, par value $0.01 per share (the “Common Stock”), of Sharper Image Corporation, a Delaware corporation (the “Company”), set forth opposite the Seller’s name on Exhibit A hereto (collectively, the “Shares”), for a purchase price of $9.25 per share, for an aggregate consideration of $13,782,500.00 (the “Purchase Price”).

NOW, THEREFORE, for and in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth herein, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

Section 1.1   Purchase of the Shares.  At the Closing and on the terms and subject to the conditions set forth in this Agreement, the Seller shall transfer and sell to the Purchaser the Shares in consideration of the Purchase Price, and the Purchaser shall purchase such Shares.  The Purchaser shall make payment for such Shares by wire transfer of immediately available funds to bank accounts designated by the Seller at least 24 hours prior to the Closing.

ARTICLE II
CLOSING

Section 2.1   Closing.  The transfer, purchase and sale of the Shares shall take place on the date hereof, but subject to all of the conditions set forth in Article III having been satisfied or waived, or such other time and date as the Seller and the Purchaser shall mutually agree either orally or in writing (which time and date are designated as the “Closing” and the “Closing Date”).

Section 2.2   Deliveries at the Closing.  At the Closing, the Seller shall deliver to the Purchaser (a) Shares registered in the name of the Purchaser in certificated or book entry form as specified by the Purchaser to the Seller in writing, (b) an instruction letter from the Seller to the transfer agent for the Common Stock directing that the certificates for the Shares be issued in the name of the Purchaser as  specified by the Purchaser and (c) such other items reasonably requested by the Purchaser.

ARTICLE III
CONDITIONS TO CLOSING

Section 3.1   Conditions to the Purchaser’s Obligations.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing (and shall remain satisfied at and as of the Closing) of the following additional conditions, any of which may be waived by the Purchaser in its sole discretion, in whole or in part:

(a)           Each of the representations and warranties of the Seller set forth in Article IV shall be true and correct in all material respects as of the Closing Date.

(b)           There shall not be any law in effect which would render the parties unable to consummate or perform the transactions contemplated hereby or make such transactions illegal or prohibit, restrict or delay such consummation or performance; and there shall not be in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation or performance of the transactions contemplated hereby.

Section 3.2   Conditions to the Seller’s Obligations.  The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing (and shall remain satisfied at and as of the Closing) of the following additional conditions, any of which may be waived by the Seller in its sole discretion, in whole or in part:

(a)           Each of the representations and warranties of the Purchaser set forth in Article V shall be true and correct in all material respects as of the Closing Date.

(b)           There shall not be any law in effect which would render the parties unable to consummate or perform the transactions contemplated hereby or make such transactions illegal or prohibit, restrict or delay such consummation or performance; and there shall not be in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation or performance of the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser that:

Section 4.1   Organization; Good Standing; Qualification.  The Seller, if it is an entity, is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations requires such qualification or registration.

Section 4.2   Authorization; Capacity.  The Seller, if it is an entity, has full power to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.  Such Seller, if it is a natural person, has the legal capacity to execute and deliver this Agreement, to perform his or her obligations hereunder, and to consummate the transactions contemplated hereby.  If such Seller is an entity, the execution, delivery and performance by such Seller of this Agreement and such Seller’s consummation of the transactions contemplated hereby, have been duly authorized by all requisite action of or on the part of the Seller, and no other proceedings or actions on the part of the Seller are necessary to authorize this Agreement.

Section 4.3   Due Execution and Validity.  This Agreement has been duly and validly executed by the Seller and delivered to the Purchaser, and constitutes the legal, valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally.

Section 4.4   Title to the Shares.  The Seller has good and valid title to, is the holder of record of and owns beneficially the Shares set forth opposite his, her or its name on Exhibit A hereto, free and clear of any and all liens and, upon delivery by the Seller to the Purchaser of the Shares in accordance with this Agreement, good and valid title to the Shares will pass to the Purchaser.  The Shares have been validly issued, are fully paid and non-assessable, and are not subject to any options, agreements or restrictions with respect to transferability arising from any agreement entered into by the Seller or its affiliates.

Section 4.5   No Conflicts.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any organizational document of the Seller to the extent such Seller is an entity.

Section 4.6   Ownership in the Company.  Upon the consummation of the transactions contemplated hereby, and the concurrent sale by the Seller or its affiliates to other purchasers of Common Stock, other than 64,000 shares of Common Stock and options to purchase an additional 90,000 shares of Common Stock, the Seller and its affiliates do not own, beneficially or otherwise, directly or indirectly, any securities of the Company or any derivative security relating to the Common Stock.

Section 4.7   Approvals and Consents.  No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau, or instrumentality is necessary or required as to the Seller in order to constitute this Agreement as a valid, binding and enforceable obligation of the Seller in accordance with its terms.

Section 4.8   Information.  The Seller acknowledges that it is familiar with the business, financial condition and affairs of the Company and is therefore able to determine fair value for the sale of the Shares and it is not relying on any information provided by the Purchaser and that no Purchaser has made any representations or warranties about the Company to the Seller.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller that:

Section 5.1   Organization; Good Standing; Qualification.  The Purchaser, if it is an entity, is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations requires such qualification or registration.

Section 5.2   Authorization.  The Purchaser, if it is an entity, has full power to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.  The Purchaser, if it is a natural person, has the legal capacity to execute and deliver this Agreement, to perform his or her obligations hereunder, and to consummate the transactions contemplated hereby. If the Purchaser is an entity, the execution, delivery and performance by the Purchaser of this Agreement and the Purchaser’s consummation of the transactions contemplated hereby, have been duly authorized by all requisite action of or on the part of the Purchaser, and no other proceedings or actions on the part of the Purchaser is are necessary to authorize this Agreement.

Section 5.3   Due Execution and Validity.  This Agreement has been duly and validly executed by the Purchaser and delivered to the Seller, and constitutes the legal, valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally.

Section 5.4   No Conflicts.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any organizational document of the Purchaser to the extent the Purchaser is an entity.

Section 5.5   Purchase Entirely for Own Account.  The Shares to be purchased by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same.  By executing this Agreement, the Purchaser further represents that the Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

Section 5.6   Information.  The Purchaser acknowledges that it has received and reviewed information about the Company and has had an opportunity to discuss the Company’s business, management and financial affairs with its management and to review the Company’s facilities, is familiar with the business, financial condition and affairs of the Company and is therefore able to determine fair value for the sale of the Shares.  The Purchaser believes it has received all the information it has requested and such information it considers necessary or appropriate for deciding whether to purchase the Shares.  The Purchaser acknowledges that (a) Richard Thalheimer has not served as a member of the Company’s board of directors since December 30, 2006 and (b) it is not relying on any information provided by the Seller and that the Seller has not made any representations or warranties about the Company to the Purchaser.

Section 5.7   Reliance Upon Purchaser’s Representations.  The Purchaser understands that the Shares are not registered under the Securities Act of 1933, as amended (the “Securities Act”), on the ground that the sale of the Shares provided for in this Agreement is exempt from registration under the Securities Act.

Section 5.8   Accredited Investor.  The Purchaser is an “Accredited Investor,” as such term is defined in Rule 501(a) under the Securities Act (without reliance on Rule 501(a)(4) thereof).

Section 5.9   Restricted Securities.  The Purchaser understands that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of either an effective registration statement covering such Shares or an available exemption from registration under the Securities Act, the Shares must be held for so long as is required by the Securities Act.  To the extent applicable, the Purchaser understands and agrees that the certificate or any other document evidencing any of the Shares shall be endorsed with a legend in substantially the same form as set forth below:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION OR QUALIFICATION AFFORDED BY THE SECURITIES ACT AND/OR RULES PROMULGATED BY THE COMMISSION PURSUANT THERETO.  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE ALSO NOT BEEN REGISTERED OR QUALIFIED (AS THE CASE MAY BE) UNDER THE SECURITIES LAWS OF ANY STATE OR TERRITORY OF THE UNITED STATES (THE “BLUE SKY LAWS”), IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION OR QUALIFICATION (AS THE CASE MAY BE) AFFORDED UNDER SUCH SECURITIES LAWS.  NEITHER THE COMMISSION NOR ANY SECURITIES REGULATORY AGENCY OF ANY STATE OR TERRITORY OF THE UNITED STATES HAS REVIEWED OR PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING CONTEMPLATED BY THIS CERTIFICATE, AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.  THESE SECURITIES HAVE BEEN ACQUIRED FOR THE HOLDER’S OWN ACCOUNT FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW FOR RESALE OR DISTRIBUTION.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1   Information.  The Purchaser and the Seller (a) acknowledges that he, she or it has been informed that the other party or his, her or its agents may currently possess, and later may come into possession of, material non-public information not known to him, her or it and that may be material to a decision to purchase or sell the Shares, as the case may be, and the Purchaser has determined to purchase the Shares and the Seller has determined to sell the Shares notwithstanding the other party’s knowledge of such information; (b) agrees that he, she or it shall not have any liability whatsoever to the other party with respect to the nondisclosure of such information in connection with the purchase by the Purchaser and the sale by the Seller of the Shares; (c) irrevocably waives and releases all claims which he, she or it might otherwise have with respect to the nondisclosure of such information in connection with the purchase by the Purchaser and the sale by the Seller of the Shares, whether before or after the date hereof.

Section 6.2   Further Assurances; Cooperation.  Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transfer, purchase and sale of the Shares pursuant to this Agreement, including using commercially reasonable efforts to ensure satisfaction of the conditions precedent to each party’s obligations hereunder.

ARTICLE VII
INDEMNIFICATION

Section 7.1   Indemnification of the Purchaser by the Seller.  The Seller shall indemnify and hold harmless the Purchaser (and its officers, employees, partners, agents, affiliates and controlling parties) from and against any and all losses, liabilities, damages, demands, claims, suits, actions, judgments or causes of action, assessments, costs and expenses, including without limitation interest, penalties, reasonable attorneys’ fees, any and all reasonable expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, asserted against, resulting to, imposed upon, or incurred or suffered by the Purchaser, directly or indirectly, as a result of or arising from any inaccuracy in or breach or nonfulfillment of or any alleged inaccuracy in or breach or nonfulfillment of any of the representations, warranties, covenants or agreements made by the Seller in this Agreement, whether or not arising out of a third-party claim.

Section 7.2   Indemnification of the Seller by the Purchaser.  The Purchaser shall indemnify and hold harmless the Seller (and its officers, employees, partners, agents, affiliates and controlling parties) from and against any and all losses, liabilities, damages, demands, claims, suits, actions, judgments or causes of action, assessments, costs and expenses, including without limitation interest, penalties, reasonable attorneys’ fees, any and all reasonable expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, asserted against, resulting to, imposed upon, or incurred or suffered by the Seller, directly or indirectly, as a result of or arising from any inaccuracy in or breach or nonfulfillment of or any alleged inaccuracy in or breach or nonfulfillment of any of the representations, warranties, covenants or agreements made by the Purchaser in this Agreement, whether or not arising out of a third-party claim.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 8.1   Survival of Representations and Warranties.  The representations and warranties made by the Seller contained in Article IV of this Agreement and the representations and warranties made by the Purchaser contained in Article V of this Agreement shall survive the Closing.

ARTICLE IX
MISCELLANEOUS

Section 9.1   Entire Agreement.  This Agreement, together with any other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement among the parties hereto and their respective affiliates with respect to the subject matter hereof and supersedes all prior contracts, agreements and understandings, whether written or oral, among the parties hereto and their respective affiliates with respect to the subject matter hereof.

Section 9.2   Binding Effect; Assignment; No Third-Party Benefit.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors, permitted assigns and legal representatives.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person other than the parties hereto and their respective permitted successors, permitted assigns or legal representatives any legal or equitable right, remedy or claim under, in or in respect of this Agreement or any provision herein contained.  Except as otherwise expressly provided in this Agreement, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by the Purchaser or the Seller to any person, without the prior written consent of the other party; provided, that the Purchaser shall have the right to assign its rights, interests and obligations hereunder to its affiliates without the consent of the Seller.

Section 9.3   Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement; provided that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable law.  Furthermore, in lieu of (and to the extent of) each such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

Section 9.4   Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 9.5   Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 9.6   Amendment.  This Agreement may be amended at any time, provided that any such amendment is in writing and is approved by the Seller and the Purchaser.

Section 9.7   Counterparts.  This Agreement may be executed in any number of counterparts (including facsimile counterparts), all of which together shall constitute a single instrument.  It shall not be necessary that any counterpart be signed by each of the parties hereto so long as each counterpart shall be signed and delivered by one or more of the of the parties hereto and so long as the other parties hereto shall sign and deliver at least one counterpart.

Section 9.8   Preparation of Agreement.  Each party to this Agreement acknowledges that:  (i) the party had the advice of, or sufficient opportunity to obtain the advice of, legal counsel separate and independent of legal counsel for any other party hereto; (ii) the terms of the transactions contemplated by this Agreement are fair and reasonable to such party; and (iii) such party has voluntarily entered into the transactions contemplated by this Agreement without duress or coercion.  Each party further acknowledges that such party was not represented by the legal counsel of any other party hereto in connection with the transactions contemplated by this Agreement, nor was he or it under any belief or understanding that such legal counsel was representing his or its interests.  Each party agrees that no conflict, omission or ambiguity in this Agreement, or the interpretation thereof, shall be presumed, implied or otherwise construed against any other party to this Agreement on the basis that such party was responsible for drafting this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLER:

RICHARD THALHEIMER REVOCABLE TRUST ESTABLISHED 3/6/89

By:	/s/ RICHARD THALHEIMER
Name: richard thalheimer
Title: Trustee

SCSF EQUITIES, LLC

By:	/s/ JASON BERNZWEIG
Name: Jason Bernzweig
Title: Vice President

Exhibit A

Purchaser	Seller	Shares to be Purchased/Sold

SCSF Equities, LLC	Richard Thalheimer Revocable Trust established 3/6/89	1,490,000